# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ranger Energy Services, Inc., CIK 0001699039
CUSIP: 75282U104
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 10350 Richmond, Suite 550, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001048268-26-000026
Filed by CIK 0001048268

## Reporting persons
- IES Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,696,438; shared voting power 0; sole dispositive power 1,696,438; shared dispositive power 0; aggregate amount beneficially owned 1,696,438 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Ranger Energy Services, Inc.
Address of issuer's principal executive offices: 10350 Richmond, Suite 550, Houston, Texas, 77042

## Item 2. Person Filing
Name of person filing: IES Holdings, Inc.
Address of principal business office or, if none, residence: 13131 Dairy Ashford Road, Suite 500 Sugar Land, TX 77478
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1696438
Percent of class: 7.2
Sole power to vote or to direct the vote: 1696438
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1696438
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IES Holdings, Inc.: /s/ Mary K. Newman, Mary K. Newman (05/15/2026)